

October 14, 2011

Via E-mail
Fabio Sandri
Chief Financial Officer
Pilgrim's Pride Corporation
1770 Promontory Circle
Greeley, CO 80634-9038

> **Re:** **Pilgrim's Pride Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 29, 2011**
> **File No. 333-176423**

Dear Mr. Sandri:

We have received your response to our comment letter dated September 14, 2011 and have the following additional comments.

Exhibit 5.2, Opinion of West Virginia Counsel

1. Please delete the second to last sentence of the carryover paragraph from page one of the opinion regarding the accuracy and effectiveness of the Organizational Documents or explain why you believe this is an appropriate assumption.

2. Refer to the first full paragraph on page two of the opinion. Please revise to clarify that your reliance on certificates, communications and representations is limited to factual matters.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief